UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Laureate Education, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.004 per share
(Title of Class of Securities)

518613203
(CUSIP Number)

William L. Cornog
c/o Wengen Alberta, Limited Partnership
c/o Laureate Education, Inc.
650 South Exeter Street
Baltimore, Maryland 21202

with a copy to:

Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203	13D

1	NAME OF REPORTING PERSON
Wengen Alberta, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
126,189,616*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
126,189,616*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
126,189,616*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D

1	NAME OF REPORTING PERSON
Wengen Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
126,189,616*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
126,189,616*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
126,189,616*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

CUSIP No. 518613203	13D

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the reporting persons on February 16, 2017 (as amended, the “Statement”). This Amendment No. 1 is being filed primarily to reflect a change in the percentage of Class A Common Stock beneficially owned by the Reporting Persons as a result of the change in the number of shares of Class A Common Stock outstanding as of April 23, 2018.

Item 2.	Identity and Background.

Item 2(a),(f) of the Statement is hereby amended and restated as follows:

(a),(f)	This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by:

(i)	Wengen Alberta, Limited Partnership, an Alberta limited partnership (“Wengen”); and
(ii)	Wengen Investments Limited, a Cayman Islands exempted limited company (“Wengen GP” and, together with Wengen, the “Reporting Persons”).

Wengen GP is the General Partner of Wengen.  The limited partnership interests in Wengen are held by certain investors, including certain investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), Cohen Private Ventures, LLC (together with its affiliates, “CPV”), Bregal Investments, Inc. (together with its affiliates, “Bregal”), StepStone Group LP (together with its affiliates, “StepStone”), Sterling Fund Management, LLC (together with certain of its affiliates and certain investment funds managed by it, “Sterling”) and Snow Phipps Group, LLC (together with its affiliates, “Snow Phipps” and, collectively, the “Wengen Investors”).  Each of the Wengen Investors is separately making a Schedule 13D filing reporting its beneficial ownership of shares of Class A Common Stock.

Pursuant to the Wengen Securityholders Agreement (defined below), the Wengen Investors are entitled to appoint representatives to the board of directors of Wengen GP.  Following the initial public offering of the Issuer’s Class A Common Stock (the “IPO”), the following individuals were designated as directors of Wengen GP: Douglas L. Becker; Steven Taslitz and Christopher Hoehn-Saric, as representatives of Sterling; William Cornog and Brian Carroll, as representatives of KKR; Darren Friedman, as a representative of StepStone; Ian Snow, as a representative of Snow Phipps; Andrew Cohen as a representative of CPV; and Quentin Van Doosselaere, as a representative of Bregal.

The business address, present principal occupation or employment and citizenship of each director of Wengen GP and the number of shares of Class A Common Stock beneficially owned by each such director are listed on Schedule I hereto.

CUSIP No. 518613203	13D

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and (b) of the Statement is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 126,189,616 shares of Class A Common Stock, which represents, in the aggregate, approximately 58.0% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, (the “Exchange Act”), as a result of Wengen’s ownership of 126,189,616 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of Wengen GP or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and with respect to voting on certain matters and disposition of such securities, subject to certain limitations, such powers will be exercised by Wengen GP at the direction of the underlying investor in Wengen, in each case, with respect to a number of shares representing their pro rata interest in Wengen.

The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 below. Based on information provided by the Issuer, an aggregate of 589,830 shares of Class B Common Stock was subject to such voting proxy as of February 28, 2018.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of 217,607,603 shares of Class A Common Stock which includes (1) 55,275,228 shares of Class A Common Stock outstanding as of April 20, 2018 plus 36,142,759 shares of Class A Common Stock issued by the Issuer on April 23, 2018 upon conversion of the Issuer's Series A Preferred Stock, as set forth in the Form S-3 Registration Statement filed by the Issuer on April 23, 2018, and (2) 126,189,616 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen.  The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

The filing of this Statement shall not be construed as an admission that either Wengen or Wengen GP is the beneficial owner of any securities covered by this Statement.

The Wengen Investors and certain of their affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

The information set forth in Schedule I is incorporated by reference in this Item 5.

CUSIP No. 518613203	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2018

WENGEN ALBERTA, LIMITED PARTNERSHIP

By:	Wengen Investments Limited, its general partner

By:	/s/ Andrew Cohen
Name:	Andrew Cohen
Title:	Director

WENGEN INVESTMENTS LIMITED

By:	/s/ Andrew Cohen
Name:	Andrew Cohen
Title:	Director

SCHEDULE I

DIRECTORS OF WENGEN GP

The following, which was provided to the Reporting Persons by the Wengen Investors or the Issuer, sets forth certain information with respect to each director of Wengen GP.  Other than Quentin Van Doosselaere, who is a citizen of Belgium, each director is a citizen of the United States.

Director and Business Address	Principal Occupation	Shares of Class A Common Stock Beneficially Owned	Transactions in the Issuer’s Class A Common Stock Within 60 Days
Douglas L. Becker c/o Sterling Partners 401 N. Michigan Avenue, Suite 3300 Chicago, Illinois 60611	Senior Managing Director Sterling Partners	See Footnote (1)	See Footnote (1)

Brian Carroll c/o Laureate Education, Inc. 650 South Exeter Street Baltimore, Maryland 21202	Managing Partner Carroll Capital LLC	16,844 (2)	None

Andrew Cohen c/o Cohen Private Ventures, LLC 510 Madison Avenue New York, New York 10022	Managing Director Cohen Private Ventures, LLC	See Footnote (3)	See Footnote (3)

William Cornog c/o KKR Capstone Americas LLC 9 West 57th Street, 41st Floor New York, New York 10019	Global Head KKR Capstone Americas LLC	3,060	None

Darren Friedman c/o StepStone Group LP 885 Third Avenue, 17th Floor New York, New York 10022	Partner StepStone Group LP	See Footnote (4)	See Footnote (4)

R. Christopher Hoehn-Saric c/o Sterling Partners 401 N. Michigan Avenue, Suite 3300 Chicago, Illinois 60611	Senior Managing Director Sterling Partners	See Footnote (1)	See Footnote (1)

Ian Snow c/o Snow Phipps Group, LLC 667 Madison Avenue New York, New York 10065	Chief Executive Officer and Co-Founding Partner Snow Phipps Group, LLC	See Footnote (5)	See Footnote (5)

Steven M. Taslitz c/o Sterling Partners 401 N. Michigan Avenue, Suite 3300 Chicago, Illinois 60611	Senior Managing Director Sterling Partners	See Footnote (1)	See Footnote (1)

Quentin Van Doosselaere c/o Bregal Investments, Inc. 277 Park Avenue 29th Floor New York, New York 10172	Co-Chief Executive Officer Bregal Investments, Inc.	—	None

(1) Information concerning the director’s beneficial ownership of Class A Common Stock, transactions in the Issuer’s Class A Common Stock effected during the past sixty days and other required information is incorporated herein by reference to the Schedule 13D/A filed by Sterling on or about the date hereof.

(2) Includes 4,611 shares of Class B Common Stock reserved for issuance upon distribution of Mr. Carroll’s Deferred Compensation Plan account when he retires from the Issuer’s board of directors.

(3) Information concerning the director’s beneficial ownership of Class A Common Stock, transactions in the Issuer’s Class A Common Stock effected during the past sixty days and other required information is incorporated herein by reference to the Schedule 13D/A filed by CPV on or about the date hereof.

(4) Information concerning the director’s beneficial ownership of Class A Common Stock, transactions in the Issuer’s Class A Common Stock effected during the past sixty days and other required information is incorporated herein by reference to the Schedule 13D/A filed by StepStone on or about the date hereof.

(5) Information concerning the director’s beneficial ownership of Class A Common Stock, transactions in the Issuer’s Class A Common Stock effected during the past sixty days and other required information is incorporated herein by reference to the Schedule 13D/A filed by Snow Phipps on or about the date hereof.